Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Potlatch Corporation

Commission File No. 001-05313

The following is an investor presentation used in a conference call and live virtual webcast hosted by Potlatch Corporation for members of the financial analyst community and investors on September 19, 2005.

Unlocking Value

September 19, 2005

Safe Harbor

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Except for the historical and factual information contained in this presentation, the matters set forth in this presentation, including statements as to the effect of our proposed REIT conversion on stockholder value, the amount of the E&P distribution, our expected initial dividend rate, our ability to increase future dividends and the tax treatment of our dividends, the effect of a REIT structure on our cash flow and ability to make future timberland acquisitions, and our plans for selling hybrid poplar sawlogs and increasing harvest levels on our Idaho timberlands and the effects of those plans on future cash flows, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that we will fail to qualify as a REIT or fail to remain qualified as a REIT, uncertainties regarding the amount of the E&P distribution, that the dividend rate may fluctuate based on changes in our operating results and financial condition, cyclical conditions in our business and particularly our manufacturing operations, general economic conditions, competition, currency exchange rates, changes in significant expenses such as energy costs, unforeseen environmental or other liabilities and other risk factors relating to our industry as detailed from time to time in Potlatch’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Potlatch undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Unlocking Value

REIT conversion unlocks significant value for stockholders

Reduced cost of capital will enhance the Company’s ability to make accretive timberland acquisitions Higher cash flow due to more efficient tax structure Expected $2.60 per share annual dividend and a one-time $440-$480 million taxable E&P distribution Opportunities to drive growth in dividends from existing assets Development of hybrid poplar non-structural lumber markets is continuing Increased harvest program in Idaho Maintain low cost positions in manufacturing businesses; continue mix shift towards higher margin products and customer markets

Company Overview

Resource

1.5 million acres of productive timberland in AR, ID, MN and OR

Wood Products Pulp & Paper Board Consumer Products Boardman Timberlands (acres) Corporate Headquarters

Consumer Products

#1 producer of private label tissue sold to grocery stores in the Western U.S.

Idaho 667,000

Minnesota 319,000

Oregon 17,000

Arkansas 473,000

Wood Products

Highly competitive facilities include 6 sawmills, a plywood mill and a particleboard mill

Pulp and Paperboard

#1 non-integrated domestic producer of bleached paperboard

LTM 20051 Sales: $1,396 million LTM 20051 EBITDDA2 : $180 million

1 Latest twelve months ending June 30, 2005 for continuing operations.

2 EBITDDA = Operating income + depreciation, amortization and cost of fee timber harvested—permit depletion. EBITDDA is presented because we believe it is a useful indicator of our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles. See Appendix A for EBITDDA reconciliation to Net Income and Net Cash Provided by Continuing Operations.

REIT Strategy

Continue to uphold highest forest and resource management standards Potlatch is the first and only publicly-traded, integrated timber company in the United States to have its forestlands 100% Forest Stewardship Council® (FSC) certified Potlatch’s forests are also currently certified by the Sustainable Forestry Initiative® (SFI) and the International Organization for Standardization (ISO) 14001 Develop high-value, non-structural lumber markets for hybrid poplar Target accretive forestland acquisition opportunities Continue to sell non-strategic assets, such as property which is more valuable for uses other than timber growth, e.g. recreational use

REIT Internal Growth Opportunities

Growth Initiatives Enhance Our Ability to Increase Dividend

Development of markets for hybrid poplar is continuing and the plantation is expected to generate significant and sustainable cash flow Approximately $100 million invested over the past 12 years on the plantation 2006 marks the first full year of an 11-year, sustainable rotation cycle An increased harvesting program on portions of our 667,000 acres in Idaho is expected to generate additional cash flow Rebalance the age class distribution of the Idaho timberland asset Improve species diversity and substantially add to the asset’s long-term sustainable productivity

Strategy for Converting Assets¹

Remain cost competitive and continually improve cost positions Maintain the high level of quality in manufacturing Continue to shift mix towards higher margin products and customer markets Leverage FSC certification Continue to develop new products

1 Converting assets include Wood Products, Pulp and Paperboard, and Consumer Products businesses which will be held in a Taxable REIT Subsidiary (TRS) post-conversion.

Strong Financial Performance

Net Sales $1,106.3 $315.7 $443.6 $321.9 $411.8

($386.7) $1,192.4 $300.9 $482.0 $368.9 $252.6

($212.0) $1,351.5 $320.1 $529.3 $451.0 $274.3

($223.2) $1,395.5 $348.6 $537.6 $461.3 $287.7

($239.6)

2002 2003 2004 LTM 2005

EBITDDA1

$96.9 $55.8 $2.0 $75.6

($3.0)

($33.5) $101.0 $13.9 $23.1 $17.3 $77.6

($30.8) $173.4 $5.1 $48.3 $81.0 $81.9

($42.9) $179.9 $11.8 $52.5 $68.4 $89.5

($42.4)

2002 2003 2004 LTM 2005

Resource

Wood

PPD

CPD

Corporate / Eliminations

1 EBITDDA = Operating income + depreciation, amortization and cost of fee timber harvested—permit depletion. EBITDDA is presented because we believe it is a useful indicator of our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles. See Appendix A for EBITDDA reconciliation to Net Income and Net Cash Provided by Continuing

Operations.

REIT Conversion Benefits

REIT Conversion Unlocks Significant Value

Potential for value accretion given public market REIT valuations Reduced cost of capital will enhance the Company’s ability to make accretive timberland acquisitions Higher cash flow due to more efficient tax structure Increases current return to investors which reduces overall investment risk Increases cash distribution Dividends are expected to be treated primarily as long-term capital gains

REIT Conversion Overview

Announced intention to evaluate REIT conversion in 3Q 2004

Announced intention on September 19, 2005 to convert to a REIT, effective January 1, 2006

E&P of approximately $440-$480 million are expected to be distributed to stockholders via a special taxable distribution by the end of 1Q 2006

Potlatch expects the initial annual dividend as a REIT to be approximately $76 million (current annual dividend is $18 million) Quarterly dividend payment to commence 1Q 2006

REIT Conversion Process and Structure

Conversion Process

Public Stockholders

Potlatch Corporation

New Potlatch REIT

Operating Sub

1

1

2

Public Stockholders

New Potlatch REIT

Operating Sub (Timber)

TRS (WPD, PPD, CPD)

3

5

4

Pro Forma

Public Stockholders

New Potlatch REIT

Operating Sub (Timber)

TRS (WPD, PPD, CPD)

Step 1: Creation of New Potlatch REIT and Operating Subsidiary Step 2: Potlatch Corp. merges into Operating Subsidiary

Step 3: Potlatch Stockholders receive New Potlatch REIT common stock in exchange for their Potlatch common stock Step 4: Form new Taxable REIT Subsidiary (TRS). Operating Sub contributes all assets (WPD, PPD, CPD) other than timberlands to TRS

Step 5: Operating Sub will now own only timberlands and stock of TRS

Stable and Growing Dividend

Expected initial annual cash dividend of approximately $2.60 per share First dividend as a REIT in 1Q 2006, consistent with our normal quarterly dividend payment schedule Substantially all dividends paid by our Timber REIT are expected to constitute long-term capital gain income that is currently taxed at 15% for individuals

The initial dividend does not incorporate anticipated contribution from hybrid poplar nor the increased harvest program in Idaho

Increased cash flow enhances our ability to increase dividend

E&P Distribution

Taxable distribution of E&P is a requirement for the REIT conversion

E&P distribution is expected to be approximately $440-$480 million

Stockholders generally have the option to elect to receive this distribution in cash, stock or a combination of cash and stock A maximum of 20% of the aggregate E&P distribution, $92 million (reflects midpoint of the range), is expected to be paid in cash with the remainder distributed in the form of equity

Potlatch expects to distribute the E&P dividend in 1Q 2006

Stockholder Vote

Stockholder vote will be conducted to complete corporate restructuring and to facilitate REIT conversion Structure involves merger into a new Operating Subsidiary Expected timing: Nov. 2005 Proxy statement mailed to stockholders Dec. 2005 Stockholders’meeting to vote on merger Jan. 01, 2006 REIT election effective

Unlocking Value

REIT conversion unlocks significant value for stockholders Reduced cost of capital will enhance the Company’s ability to make accretive timberland acquisitions Higher cash flow due to more efficient tax structure Expected $2.60 per share annual dividend and a one-time $440-$480 million taxable E&P distribution Opportunities to drive growth in dividends from existing assets Development of hybrid poplar non-structural lumber markets is continuing Increased harvest program in Idaho Maintain low cost positions in manufacturing businesses; continue mix shift towards higher margin products and customer markets

Appendix A: EBITDDA Reconciliation

EBITDDA Reconciliation

($ in millions) 2002 2003 2004 LTM1

EBITDDA - Resource2 $75.6 $77.6 $81.9 $89.5

EBITDDA - Wood Products 2.0 17.3 81.0 68.4

EBITDDA - Pulp and Paperboard (3.0) 23.1 48.3 52.5

EBITDDA - Consumer Products 55.8 13.9 5.1 11.8

EBITDDA - Corporate (33.5) (30.8) (42.9) (42.4)

Total EBITDDA 96.9 101.0 173.4 179.9

Depreciation, depletion and cost of fee timber harvested2 (82.2) (80.1) (80.7) (79.6)

Restructuring charges (9.0) 0.5 0.0 0.0

Debt retirement costs (15.4) (0.2) (25.2) (25.2)

Interest expense (59.9) (48.2) (45.9) (36.0)

Interest income 1.9 14.1 3.6 4.3

(Provision) benefit for income taxes 26.4 9.1 (10.0) (16.9)

Net income $(41.2) $(3.8) $15.3 $26.5

Depreciation, depletion and cost of fee timber harvested2 82.2 80.1 80.7 79.6

Debt retirement costs 15.4 0.2 25.2 25.2

Deferred taxes - net (9.2) (19.4) 30.3 26.9

Employee benefits plan 3.3 1.5 (4.4) (2.1)

Change in:

Receivables (1.5) 19.5 (12.4) (2.5)

Inventories (48.6) 2.6 (26.7) (81.8)

Prepaid expenses (7.9) 20.7 2.1 1.5

Accounts payable and accrued liabilities 12.5 (24.1) (89.0) (105.1)

Income tax benefit resulting from the exercise of employee stock options 0.0 0.0 6.2 6.2

Funding of qualified pension plans 0.0 (19.5) (57.9) (57.9)

Net cash provided (used for) continuing operations $5.0 $57.9 $(30.6) $(83.6)

1 LTM = Latest twelve months as of June 30, 2005.

2 DD&A excludes permit depletion.

Additional Information and Where to Find It

Information contained in this document is not a substitute for the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 of Potlatch Holdings, Inc., which was filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2005, in connection with the proposed conversion of Potlatch Corporation (the “Company”) to a real estate investment trust, or REIT. The Company will restructure its operations in connection with the proposed REIT conversion and, as part of this restructuring, it will effect a merger involving a wholly owned subsidiary of the Company called Potlatch Holdings, Inc. The preliminary proxy statement/prospectus is a proxy statement of the Company and is a prospectus of Potlatch Holdings, Inc. STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AS WELL AS THE FINAL PROXY STATEMENT/PROSPECTUS WHEN FILED WITH THE SEC, BECAUSE OF ITS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE COMPANY, POTLATCH HOLDINGS, INC., THE PROPOSED REIT CONVERSION AND THE PROPOSED MERGER. The registration statement on Form S-4 and proxy statement/prospectus, as well as other documents of the Company and Potlatch Holdings, Inc. that will be filed with the SEC, are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to the Company at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attention: Corporate Secretary, or by telephone at (509) 835-1500, or by email at investorinfo@potlatchcorp.com, or through the Company’s website (www.potlatchcorp.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC.

Participants in Solicitation

The Company, its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed merger. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2005 Annual Meeting of Stockholders. Stockholders and investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Stockholders and investors should carefully read the preliminary proxy statement/prospectus, as well as the final proxy statement/prospectus when filed with the SEC, before making any voting or investment decisions.